 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Astoria Financial Corporation

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

046265104
(CUSIP Number)

Matthew Lindenbaum
Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
(212) 521-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

July 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82620P102	Page 2 of 36 Pages
1	NAME OF REPORTING PERSON Basswood Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 9,214,709 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 9,214,709 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,214,709 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.14%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 82620P102	Page 3 of 36 Pages
1	NAME OF REPORTING PERSON Basswood Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,685,650 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,685,650 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,650 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.67%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 82620P102	Page 4 of 36 Pages
1	NAME OF REPORTING PERSON Basswood Enhanced Long Short GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,241,564 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,241,564 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,241,564 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.22%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 82620P102	Page 5 of 36 Pages
1	NAME OF REPORTING PERSON Basswood Financial Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 204,829 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 204,829 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,829 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.20%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82620P102	Page 6 of 36 Pages
1	NAME OF REPORTING PERSON Basswood Financial Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 100,201 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 100,201(see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,201 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 82620P102	Page 7 of 36 Pages
1	NAME OF REPORTING PERSON Basswood Financial Long Only Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 51,065 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 51,065 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,065 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82620P102	Page 8 of 36 Pages
1	NAME OF REPORTING PERSON Basswood Enhanced Long Short Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,241,564 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,241,564 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,241,564 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.22%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82620P102	Page 9 of 36 Pages
1	NAME OF REPORTING PERSON Basswood Opportunity Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,429,756 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,429,756 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,429,756 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.42%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82620P102	Page 10 of 36 Pages
1	NAME OF REPORTING PERSON Basswood Opportunity Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 267,807 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 267,807 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,807 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 82620P102	Page 11 of 36 Pages
1	NAME OF REPORTING PERSON Boulevard Direct Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 458,019 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 458,019 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,019 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.45%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 82620P102	Page 12 of 36 Pages
1	NAME OF REPORTING PERSON BCM Select Equity I Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,079,738 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,079,738 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,079,738 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.07%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 82620P102	Page 13 of 36 Pages
1	NAME OF REPORTING PERSON 1994 Garden State, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 75,873 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 75,873 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,873 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82620P102	Page 14 of 36 Pages
1	NAME OF REPORTING PERSON Matthew Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 9,290,582 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 9,290,582 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,290,582 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.22%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 82620P102	Page 15 of 36 Pages
1	NAME OF REPORTING PERSON Bennett Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 9,290,582 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 9,290,582 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,290,582 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.22%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.  Security and the Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Astoria Financial Corporation, a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the Issuer’s principal executive offices is One Astoria Bank Plaza, Lake Success, New York 11042.

Item 2.  Identity and Background

(a)	This Schedule 13D is being filed on behalf of:

(i)
Basswood Capital Management, L.L.C. (the “Management Company”), Basswood Partners, L.L.C. (“Basswood Partners”), Basswood Enhanced Long Short GP, LLC (“Basswood Long Short GP”), each a Delaware limited liability company;

(ii)
Basswood Financial Fund, LP, Basswood Enhanced Long Short Fund, LP, Basswood Financial Long Only Fund, LP, Basswood Opportunity Partners, LP (“BOP”), each a Delaware limited partnership, Basswood Financial Fund, Inc., Basswood Opportunity Fund, Inc., Boulevard Direct Master, Ltd., BCM Select Equity I Master, Ltd., each a Cayman Islands corporation (collectively, the “BCM Funds”);

(iii)	1994 Garden State, LP, a Delaware limited partnership (“GSLP”, and together with the BCM Funds, the “Funds”); and

(iv)	Matthew Lindenbaum and Bennett Lindenbaum.

The Funds and certain managed accounts directly own shares of Common Stock.  The Management Company is the investment manager or adviser to the BCM Funds and the managed accounts and may be deemed to have beneficial ownership over the Common Stock directly owned by the Funds and managed accounts by virtue of the authority granted to it to vote and to dispose of the securities held by them, including the Common Stock held by them.  Basswood Partners is the general partner of each of Basswood Financial Fund, LP, Basswood Opportunity Partners, LP and Basswood Financial Long Only Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Funds by virtue of its position as general partner.  Basswood Long Short GP is the general partner of Basswood Enhanced Long Short Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Fund by virtue of its position as general partner. Matthew Lindenbaum and Bennett Lindenbaum are the managing members of the Management Company and control the business activities of the Management Company.  Matthew Lindenbaum and Bennett Lindenbaum also are the general partners of GSLP and may be deemed to have beneficial ownership over the Common Stock directly owned by GSLP by virtue of their positions as general partners.  The Management Company, Basswood Partners, Basswood Long Short GP, the Funds, Matthew Lindenbaum and Bennett Lindenbaum may be referred to herein as the “Reporting Persons”.

(b)  The address of the principal business and principal office of each of the Reporting Persons is 645 Madison Avenue, 10th Floor, New York, New York 10022.

(c)  The principal business of the Management Company is to serve as investment manager or adviser to the BCM Funds and the managed accounts, and to control the investing and trading in securities of the BCM Funds and the managed accounts.  The principal business of each of Basswood Partners and Basswood Long Short GP is to serve as the general partner to the applicable BCM Funds.  The principal business of each of the Funds is investing and trading in securities.  The principal business of each of Matthew Lindenbaum and Bennett Lindenbaum is to act as the managing member of each of the Management Company, Basswood Partners and Basswood Long Short GP.

(d)  None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of Matthew Lindenbaum and Bennett Lindenbaum is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The BCM Funds and the managed accounts expended an aggregate of $114,451,000 (including commissions, if any) to acquire 8,158,664 of the 9,214,709 shares of Common Stock reported herein as beneficially owned by them.  In addition,1,056,045 of the shares of Common Stock held by BOP were acquired by it upon conversion of shares of the common stock of Long Island Bancorp (“LIB”) previously held by it in the merger of LIB with and into the Issuer (the “LIB Merger”).  The BCM Funds and the managed accounts effect purchases and hold securities primarily through margin accounts maintained for them with each of J.P. Morgan Securities LLC, Morgan Stanley & Co., Goldman Sachs & Co., BNP Paribas Prime Brokerage and Credit Suisse Securities (USA) LLC, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firms’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

The 75,873 shares of Common Stock held by GSLP were acquired by it upon conversion of shares of the common stock of LIB previously held by it in the LIB Merger.  Such shares are held in a margin account maintained for GSLP with BNP Paribas Prime Brokerage, which may extend margin credit to GSLP as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies.  In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account.

Item 4.  Purpose of Transaction.

 Based on, among other things, the Issuer’s strong banking franchise in the New York metropolitan market and the belief of the Management Company, Matthew Lindenbaum and Bennett Lindenbaum that the shares of Common Stock are trading at a significant discount to their fair value, the Management Company caused the BCM Funds and managed accounts to acquire, and Matthew Lindenbaum and Bennett Lindenbaum caused GSLP to acquire, the shares of Common Stock reported herein (including the shares acquired in the LIB Merger) for the purpose of investment.  The Management Company, Matthew Lindenbaum and Bennett Lindenbaum believe that the Issuer has substantial opportunities in the current environment to take steps to enhance shareholder value, either on a stand-alone basis or in a business combination or sale transaction, and that the Issuer and its shareholders would benefit from the inclusion on the Issuer’s board of directors (the “Board”) of a representative of a significant shareholder.

On July 30, 2015, Matthew Lindenbaum spoke with Monte N. Redman, President and Chief Executive Officer of the Issuer, and requested that the Issuer appoint a representative of the Management Company to the serve on the Board.  As of the date of this filing, Mr. Lindenbaum has not yet received a response to his request.

In addition, with respect to the Issuer, the Management Company may engage in discussions with the Board, the Issuer’s management, other shareholders of the Issuer, knowledgeable industry or market observers, potential acquirors of the Issuer and other persons regarding the Issuer’s business, strategy and future plans and alternatives that the Issuer could employ to increase shareholder value.  Any such discussions may include plans or proposals relating to or resulting in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons may make further acquisitions of Common Stock from time to time or dispose of any or all of the shares of Common Stock beneficially owned by the Funds and the managed accounts at any time.  Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise.  In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including the shares of Common Stock beneficially owned by them.  Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer’s business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Except as set forth in this Schedule 13D, the Reporting Persons have no plans or proposals at present that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

 Item 5.  Interest in Securities of the Issuer.

(a)            As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding.  The percentages used in this Schedule 13D are calculated based upon the 100,797,334 shares of Common Stock outstanding as of April  30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 and filed on May 8, 2015.

(b)            The Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 9,214,709 shares of Common Stock held directly by the BCM Funds and the managed accounts.  Basswood Partners, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 1,685,650 shares of Common Stock held directly by Basswood Financial Fund, LP, Basswood Opportunity Partners, LP and Basswood Financial Long Only Fund, LP.  Basswood Long Short GP, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 3,241,564 shares of Common Stock held directly by Basswood Enhanced Long Short Fund, LP.  Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 75,873 shares of Common Stock held directly by the GSLP.

By virtue of the relationships among the Reporting Persons, as described in this Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. If the Reporting Persons were deemed to be such a “group,” such group would collectively beneficially own 9,290,582 shares or 9.22% of Common Stock.  Except as otherwise set forth in this Schedule 13D, (i) each Fund expressly disclaims voting and investment power with respect to the shares of Common Stock beneficially owned by each other Reporting Person, (ii) each of Basswood Partners and Basswood Long Short GP expressly disclaims voting and investment power with respect to the shares of Common Stock beneficially owned by each other Reporting Person, other than the shares of Common Stock held directly by the Fund or Funds for which each, respectively, serves as general partner, and (iii) the Management Company expressly disclaims voting and investment power with respect to the shares of Common Stock beneficially owned by GSLP, and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any such person is a beneficial owner of any shares as to which it disclaims voting and dispositive power.

(c)            Schedule I hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Persons during the past sixty (60) days.  All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.

(d)            Other than the Funds and the managed accounts that directly hold shares of Common Stock, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of such shares of Common Stock.

(e)            Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

In addition to the 75,873 shares of Common Stock reported herein as beneficially owned by it, GSLP has a short position in the Common Stock which it established in 1998 by borrowing and selling 75,873 shares of Common Stock in market transactions.  Accordingly, GSLP will be required to return 75,873 shares of Common Stock to the lender of such shares.

In addition to the 1,056,045 shares of Common Stock reported herein as acquired by BOP in the LIB Merger and the 373,711 other shares of Common Stock beneficially owned by it, BOP has a short position in the Common Stock which it established in 1998 by borrowing and selling 1,056,045 shares of Common Stock in market transactions.  Accordingly, BOP will be required to return 1,056,045 shares of Common Stock to the lender of such shares.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.  Material to be filed as Exhibits.

1.	Exhibit 99.1 - Joint Filing Agreement, dated as of August 3, 2015

Schedule I

Entity	Trade Date	Shares Purchased (Sold)	Price
BCM Select Equity I Master, Ltd.	6/1/2015	8,100	13.02
Boulevard Direct Master, Ltd.	6/8/2015	300,000	13.73
Boulevard Direct Master, Ltd.	6/9/2015	145,000	13.89
Basswood Enhanced Long Short Fund, LP	6/30/2015	26,641	13.87
Basswood Enhanced Long Short Fund, LP	6/30/2015	25,851	13.87
Basswood Enhanced Long Short Fund, LP	6/30/2015	25,851	13.87
Basswood Financial Fund, Inc.	6/30/2015	216	13.87
Basswood Financial Fund, LP	6/30/2015	734	13.87
Basswood Financial Long Only Fund, LP	6/30/2015	236	13.87
Basswood Financial Long Only Fund, LP	6/30/2015	-5,601	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-433	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-348	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-863	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-1,586	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-2,989	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-6,307	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-1,474	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-1,803	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-4,960	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-3,605	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-2,449	13.83

Entity	Trade Date	Shares Purchased (Sold)	Price
Basswood Financial Long Only Fund, LP	6/30/2015	-2,384	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-2,741	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-4,897	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-4,543	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-3,848	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-3,588	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-753	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-1,704	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-2,100	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-5,295	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-7,455	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-3,409	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-2,727	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-3,123	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-704	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-2,912	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-4,213	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-1,717	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-4,614	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-3,410	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-1,442	13.83
Basswood Financial Long Only Fund, LP	6/30/2015	-1,325	13.83
Basswood Opportunity Fund, Inc.	6/30/2015	2,951	13.87
Basswood Opportunity Partners, LP	6/30/2015	4,111	13.87

Entity	Trade Date	Shares Purchased (Sold)	Price
BCM Select Equity I Master, Ltd.	6/30/2015	2,227	13.87
Boulevard Direct Master, Ltd.	6/30/2015	112	13.87
Managed Account	6/30/2015	12,392	13.87
Basswood Enhanced Long Short Fund, LP	7/1/2015	614	13.94
Basswood Enhanced Long Short Fund, LP	7/1/2015	588	13.94
Basswood Enhanced Long Short Fund, LP	7/1/2015	588	13.94
Basswood Financial Fund, Inc.	7/1/2015	4	13.94
Basswood Financial Fund, Inc.	7/1/2015	-138	13.89
Basswood Financial Fund, Inc.	7/1/2015	-1,377	13.89
Basswood Financial Fund, Inc.	7/1/2015	-807	13.89
Basswood Financial Fund, LP	7/1/2015	16	13.94
Basswood Financial Long Only Fund, LP	7/1/2015	5	13.94
Basswood Financial Long Only Fund, LP	7/1/2015	5	13.94
Basswood Opportunity Fund, Inc.	7/1/2015	64	13.94
Basswood Opportunity Partners, LP	7/1/2015	95	13.94
BCM Select Equity I Master, Ltd.	7/1/2015	52	13.94
Managed Account	7/1/2015	291	13.94
Basswood Enhanced Long Short Fund, LP	7/20/2015	38,328	14.09
Basswood Financial Fund, Inc.	7/20/2015	98	14.09
Basswood Financial Fund, LP	7/20/2015	299	14.09
Basswood Financial Long Only Fund, LP	7/20/2015	133	14.09
Basswood Financial Long Only Fund, LP	7/20/2015	122	14.09
Basswood Opportunity Fund, Inc.	7/20/2015	1,320	14.09
Basswood Opportunity Partners, LP	7/20/2015	1,922	14.09

Entity	Trade Date	Shares Purchased (Sold)	Price
BCM Select Equity I Master, Ltd.	7/20/2015	1,182	14.09
Managed Account	7/20/2015	6,596	14.09
Basswood Enhanced Long Short Fund, LP	7/22/2015	56,779	14.24
Basswood Enhanced Long Short Fund, LP	7/22/2015	80	13.99
Basswood Enhanced Long Short Fund, LP	7/22/2015	2,487	14.14
Basswood Enhanced Long Short Fund, LP	7/22/2015	35,451	14.39
Basswood Enhanced Long Short Fund, LP	7/22/2015	6,515	14.40
Basswood Financial Fund, Inc.	7/22/2015	545	14.24
Basswood Financial Fund, Inc.	7/22/2015	23	14.14
Basswood Financial Fund, Inc.	7/22/2015	340	14.39
Basswood Financial Fund, Inc.	7/22/2015	62	14.40
Basswood Financial Fund, Inc.	7/22/2015	868	14.24
Basswood Financial Fund, Inc.	7/22/2015	1	13.99
Basswood Financial Fund, Inc.	7/22/2015	37	14.14
Basswood Financial Fund, Inc.	7/22/2015	541	14.39
Basswood Financial Fund, Inc.	7/22/2015	99	14.40
Basswood Financial Fund, LP	7/22/2015	3,229	14.24
Basswood Financial Fund, LP	7/22/2015	4	13.99
Basswood Financial Fund, LP	7/22/2015	140	14.14
Basswood Financial Fund, LP	7/22/2015	2,016	14.39
Basswood Financial Fund, LP	7/22/2015	370	14.40
Basswood Financial Long Only Fund, LP	7/22/2015	698	14.24
Basswood Financial Long Only Fund, LP	7/22/2015	30	14.14
Basswood Financial Long Only Fund, LP	7/22/2015	435	14.39

Entity	Trade Date	Shares Purchased (Sold)	Price
Basswood Financial Long Only Fund, LP	7/22/2015	80	14.40
Basswood Financial Long Only Fund, LP	7/22/2015	158	14.24
Basswood Financial Long Only Fund, LP	7/22/2015	6	14.14
Basswood Financial Long Only Fund, LP	7/22/2015	98	14.39
Basswood Financial Long Only Fund, LP	7/22/2015	18	14.40
Basswood Opportunity Fund, Inc.	7/22/2015	4,938	14.24
Basswood Opportunity Fund, Inc.	7/22/2015	6	13.99
Basswood Opportunity Fund, Inc.	7/22/2015	215	14.14
Basswood Opportunity Fund, Inc.	7/22/2015	3,082	14.39
Basswood Opportunity Fund, Inc.	7/22/2015	566	14.40
Basswood Opportunity Partners, LP	7/22/2015	6,987	14.24
Basswood Opportunity Partners, LP	7/22/2015	9	13.99
Basswood Opportunity Partners, LP	7/22/2015	305	14.14
Basswood Opportunity Partners, LP	7/22/2015	4,361	14.39
Basswood Opportunity Partners, LP	7/22/2015	801	14.40
BCM Select Equity I Master, Ltd.	7/22/2015	51,808	14.24
BCM Select Equity I Master, Ltd.	7/22/2015	67	13.99
BCM Select Equity I Master, Ltd.	7/22/2015	2,261	14.14
BCM Select Equity I Master, Ltd.	7/22/2015	32,342	14.39
BCM Select Equity I Master, Ltd.	7/22/2015	5,941	14.40
Boulevard Direct Master, Ltd.	7/22/2015	3,136	14.24
Boulevard Direct Master, Ltd.	7/22/2015	4	13.99
Boulevard Direct Master, Ltd.	7/22/2015	136	14.14
Boulevard Direct Master, Ltd.	7/22/2015	1,957	14.39
Boulevard Direct Master, Ltd.	7/22/2015	359	14.40
Managed Account	7/22/2015	34,877	14.24

Entity	Trade Date	Shares Purchased (Sold)	Price
Managed Account	7/22/2015	45	13.99
Managed Account	7/22/2015	1,522	14.14
Managed Account	7/22/2015	21,773	14.39
Managed Account	7/22/2015	3,999	14.40
Managed Account	7/22/2015	32,522	14.24
Managed Account	7/22/2015	42	13.99
Managed Account	7/22/2015	1,419	14.14
Managed Account	7/22/2015	20,302	14.39
Managed Account	7/22/2015	3,729	14.40
Managed Account	7/22/2015	32,522	14.24
Managed Account	7/22/2015	42	13.99
Managed Account	7/22/2015	1,419	14.14
Managed Account	7/22/2015	20,302	14.39
Managed Account	7/22/2015	3,729	14.40
Basswood Enhanced Long Short Fund, LP	7/23/2015	95,867	14.20
Basswood Enhanced Long Short Fund, LP	7/23/2015	36,590	14.40
Basswood Financial Fund, Inc.	7/23/2015	920	14.20
Basswood Financial Fund, Inc.	7/23/2015	351	14.40
Basswood Financial Fund, Inc.	7/23/2015	1,465	14.20
Basswood Financial Fund, Inc.	7/23/2015	559	14.40
Basswood Financial Fund, LP	7/23/2015	5,452	14.20
Basswood Financial Fund, LP	7/23/2015	2,080	14.40
Basswood Financial Long Only Fund, LP	7/23/2015	1,179	14.20

Entity	Trade Date	Shares Purchased (Sold)	Price
Basswood Financial Long Only Fund, LP	7/23/2015	450	14.40
Basswood Financial Long Only Fund, LP	7/23/2015	267	14.20
Basswood Financial Long Only Fund, LP	7/23/2015	102	14.40
Basswood Opportunity Fund, Inc.	7/23/2015	8,337	14.20
Basswood Opportunity Fund, Inc.	7/23/2015	3,181	14.40
Basswood Opportunity Partners, LP	7/23/2015	11,797	14.20
Basswood Opportunity Partners, LP	7/23/2015	4,502	14.40
BCM Select Equity I Master, Ltd.	7/23/2015	87,474	14.20
BCM Select Equity I Master, Ltd.	7/23/2015	33,382	14.40
Boulevard Direct Master, Ltd.	7/23/2015	5,295	14.20
Boulevard Direct Master, Ltd.	7/23/2015	2,020	14.40
Managed Account	7/23/2015	58,889	14.20
Managed Account	7/23/2015	22,473	14.40
Managed Account	7/23/2015	54,911	14.20
Managed Account	7/23/2015	20,955	14.40
Managed Account	7/23/2015	54,911	14.20
Managed Account	7/23/2015	20,955	14.40
Basswood Enhanced Long Short Fund, LP	7/24/2015	46,019	14.33
Basswood Enhanced Long Short Fund, LP	7/24/2015	22,687	14.27
Basswood Financial Fund, Inc.	7/24/2015	443	14.33
Basswood Financial Fund, Inc.	7/24/2015	218	14.27
Basswood Financial Fund, Inc.	7/24/2015	693	14.33
Basswood Financial Fund, Inc.	7/24/2015	341	14.27
Basswood Financial Fund, LP	7/24/2015	2,600	14.33

Entity	Trade Date	Shares Purchased (Sold)	Price
Basswood Financial Fund, LP	7/24/2015	1,281	14.27
Basswood Financial Long Only Fund, LP	7/24/2015	546	14.33
Basswood Financial Long Only Fund, LP	7/24/2015	269	14.27
Basswood Financial Long Only Fund, LP	7/24/2015	132	14.33
Basswood Financial Long Only Fund, LP	7/24/2015	65	14.27
Basswood Opportunity Fund, Inc.	7/24/2015	3,932	14.33
Basswood Opportunity Fund, Inc.	7/24/2015	1,938	14.27
Basswood Opportunity Partners, LP	7/24/2015	5,567	14.33
Basswood Opportunity Partners, LP	7/24/2015	2,744	14.27
BCM Select Equity I Master, Ltd.	7/24/2015	44,761	14.33
BCM Select Equity I Master, Ltd.	7/24/2015	22,064	14.27
Managed Account	7/24/2015	28,711	14.33
Managed Account	7/24/2015	14,153	14.27
Managed Account	7/24/2015	28,098	14.33
Managed Account	7/24/2015	13,851	14.27
Managed Account	7/24/2015	28,098	14.33
Managed Account	7/24/2015	13,851	14.27
Basswood Enhanced Long Short Fund, LP	7/27/2015	11,843	14.28
Basswood Enhanced Long Short Fund, LP	7/27/2015	15,678	14.28
Basswood Enhanced Long Short Fund, LP	7/27/2015	23,117	14.31
Basswood Financial Fund, Inc.	7/27/2015	116	14.28
Basswood Financial Fund, Inc.	7/27/2015	154	14.28
Basswood Financial Fund, Inc.	7/27/2015	227	14.31
Basswood Financial Fund, Inc.	7/27/2015	183	14.28

Entity	Trade Date	Shares Purchased (Sold)	Price
Basswood Financial Fund, Inc.	7/27/2015	242	14.28
Basswood Financial Fund, Inc.	7/27/2015	358	14.31
Basswood Financial Fund, LP	7/27/2015	687	14.28
Basswood Financial Fund, LP	7/27/2015	909	14.28
Basswood Financial Fund, LP	7/27/2015	1,341	14.31
Basswood Financial Long Only Fund, LP	7/27/2015	150	14.28
Basswood Financial Long Only Fund, LP	7/27/2015	198	14.28
Basswood Financial Long Only Fund, LP	7/27/2015	292	14.31
Basswood Financial Long Only Fund, LP	7/27/2015	33	14.28
Basswood Financial Long Only Fund, LP	7/27/2015	44	14.28
Basswood Financial Long Only Fund, LP	7/27/2015	66	14.31
Basswood Opportunity Fund, Inc.	7/27/2015	993	14.28
Basswood Opportunity Fund, Inc.	7/27/2015	1,315	14.28
Basswood Opportunity Fund, Inc.	7/27/2015	1,940	14.31
Basswood Opportunity Partners, LP	7/27/2015	1,406	14.28
Basswood Opportunity Partners, LP	7/27/2015	1,861	14.28
Basswood Opportunity Partners, LP	7/27/2015	2,745	14.31
BCM Select Equity I Master, Ltd.	7/27/2015	10,837	14.28
BCM Select Equity I Master, Ltd.	7/27/2015	14,347	14.28
BCM Select Equity I Master, Ltd.	7/27/2015	21,160	14.31
Managed Account	7/27/2015	7,177	14.28
Managed Account	7/27/2015	9,502	14.28
Managed Account	7/27/2015	14,014	14.31
Managed Account	7/27/2015	6,830	14.28

Entity	Trade Date	Shares Purchased (Sold)	Price
Managed Account	7/27/2015	9,041	14.28
Managed Account	7/27/2015	13,335	14.31
Managed Account	7/27/2015	6,830	14.28
Managed Account	7/27/2015	9,041	14.28
Managed Account	7/27/2015	13,335	14.31
Basswood Enhanced Long Short Fund, LP	7/28/2015	62,863	14.43
Basswood Enhanced Long Short Fund, LP	7/28/2015	88,004	14.58
Basswood Financial Fund, Inc.	7/28/2015	619	14.43
Basswood Financial Fund, Inc.	7/28/2015	867	14.58
Basswood Financial Fund, Inc.	7/28/2015	973	14.43
Basswood Financial Fund, Inc.	7/28/2015	1,363	14.58
Basswood Financial Fund, LP	7/28/2015	3,647	14.43
Basswood Financial Fund, LP	7/28/2015	5,106	14.58
Basswood Financial Long Only Fund, LP	7/28/2015	796	14.43
Basswood Financial Long Only Fund, LP	7/28/2015	1,115	14.58
Basswood Financial Long Only Fund, LP	7/28/2015	179	14.43
Basswood Financial Long Only Fund, LP	7/28/2015	251	14.58
Basswood Opportunity Fund, Inc.	7/28/2015	5,276	14.43
Basswood Opportunity Fund, Inc.	7/28/2015	7,386	14.58
Basswood Opportunity Partners, LP	7/28/2015	7,466	14.43
Basswood Opportunity Partners, LP	7/28/2015	10,453	14.58
BCM Select Equity I Master, Ltd.	7/28/2015	57,543	14.43
BCM Select Equity I Master, Ltd.	7/28/2015	80,561	14.58
Managed Account	7/28/2015	38,110	14.43

Entity	Trade Date	Shares Purchased (Sold)	Price
Managed Account	7/28/2015	53,354	14.58
Managed Account	7/28/2015	36,264	14.43
Managed Account	7/28/2015	50,770	14.58
Managed Account	7/28/2015	36,264	14.43
Managed Account	7/28/2015	50,770	14.58
Basswood Enhanced Long Short Fund, LP	7/29/2015	100,572	14.72
Basswood Enhanced Long Short Fund, LP	7/29/2015	10,138	14.67
Basswood Enhanced Long Short Fund, LP	7/29/2015	25,323	14.71
Basswood Enhanced Long Short Fund, LP	7/29/2015	6,291	14.64
Basswood Financial Fund, Inc.	7/29/2015	991	14.72
Basswood Financial Fund, Inc.	7/29/2015	99	14.67
Basswood Financial Fund, Inc.	7/29/2015	249	14.71
Basswood Financial Fund, Inc.	7/29/2015	61	14.64
Basswood Financial Fund, Inc.	7/29/2015	1,558	14.72
Basswood Financial Fund, Inc.	7/29/2015	156	14.67
Basswood Financial Fund, Inc.	7/29/2015	392	14.71
Basswood Financial Fund, Inc.	7/29/2015	97	14.64
Basswood Financial Fund, LP	7/29/2015	5,836	14.72
Basswood Financial Fund, LP	7/29/2015	588	14.67
Basswood Financial Fund, LP	7/29/2015	1,469	14.71
Basswood Financial Fund, LP	7/29/2015	364	14.64
Basswood Financial Long Only Fund, LP	7/29/2015	1,274	14.72

Entity	Trade Date	Shares Purchased (Sold)	Price
Basswood Financial Long Only Fund, LP	7/29/2015	128	14.67
Basswood Financial Long Only Fund, LP	7/29/2015	320	14.71
Basswood Financial Long Only Fund, LP	7/29/2015	79	14.64
Basswood Financial Long Only Fund, LP	7/29/2015	288	14.72
Basswood Financial Long Only Fund, LP	7/29/2015	29	14.67
Basswood Financial Long Only Fund, LP	7/29/2015	72	14.71
Basswood Financial Long Only Fund, LP	7/29/2015	18	14.64
Basswood Opportunity Fund, Inc.	7/29/2015	8,442	14.72
Basswood Opportunity Fund, Inc.	7/29/2015	850	14.67
Basswood Opportunity Fund, Inc.	7/29/2015	2,125	14.71
Basswood Opportunity Fund, Inc.	7/29/2015	527	14.64
Basswood Opportunity Partners, LP	7/29/2015	11,946	14.72
Basswood Opportunity Partners, LP	7/29/2015	1,203	14.67
Basswood Opportunity Partners, LP	7/29/2015	3,007	14.71
Basswood Opportunity Partners, LP	7/29/2015	746	14.64
BCM Select Equity I Master, Ltd.	7/29/2015	92,070	14.72
BCM Select Equity I Master, Ltd.	7/29/2015	9,276	14.67
BCM Select Equity I Master, Ltd.	7/29/2015	23,178	14.71
BCM Select Equity I Master, Ltd.	7/29/2015	5,754	14.64
Managed Account	7/29/2015	60,977	14.72
Managed Account	7/29/2015	6,143	14.67
Managed Account	7/29/2015	15,351	14.71
Managed Account	7/29/2015	3,811	14.64

Entity	Trade Date	Shares Purchased (Sold)	Price
Managed Account	7/29/2015	58,023	14.72
Managed Account	7/29/2015	5,845	14.67
Managed Account	7/29/2015	14,607	14.71
Managed Account	7/29/2015	3,626	14.64
Managed Account	7/29/2015	58,023	14.72
Managed Account	7/29/2015	5,845	14.67
Managed Account	7/29/2015	14,607	14.71
Managed Account	7/29/2015	3,626	14.64
Basswood Enhanced Long Short Fund, LP	7/30/2015	50,287	14.86
Basswood Enhanced Long Short Fund, LP	7/30/2015	1,891	14.76
Basswood Enhanced Long Short Fund, LP	7/30/2015	1,840	14.85
Basswood Financial Fund, Inc.	7/30/2015	496	14.86
Basswood Financial Fund, Inc.	7/30/2015	18	14.76
Basswood Financial Fund, Inc.	7/30/2015	18	14.85
Basswood Financial Fund, Inc.	7/30/2015	779	14.86
Basswood Financial Fund, Inc.	7/30/2015	29	14.76
Basswood Financial Fund, Inc.	7/30/2015	28	14.85
Basswood Financial Fund, LP	7/30/2015	2,918	14.86
Basswood Financial Fund, LP	7/30/2015	109	14.76
Basswood Financial Fund, LP	7/30/2015	106	14.85
Basswood Financial Long Only Fund, LP	7/30/2015	637	14.86
Basswood Financial Long Only Fund, LP	7/30/2015	23	14.76
Basswood Financial Long Only Fund, LP	7/30/2015	23	14.84

Entity	Trade Date	Shares Purchased (Sold)	Price
Basswood Financial Long Only Fund, LP	7/30/2015	144	14.86
Basswood Financial Long Only Fund, LP	7/30/2015	5	14.76
Basswood Financial Long Only Fund, LP	7/30/2015	5	14.84
Basswood Opportunity Fund, Inc.	7/30/2015	4,221	14.86
Basswood Opportunity Fund, Inc.	7/30/2015	158	14.76
Basswood Opportunity Fund, Inc.	7/30/2015	154	14.85
Basswood Opportunity Partners, LP	7/30/2015	5,973	14.86
Basswood Opportunity Partners, LP	7/30/2015	224	14.76
Basswood Opportunity Partners, LP	7/30/2015	218	14.85
BCM Select Equity I Master, Ltd.	7/30/2015	46,035	14.86
BCM Select Equity I Master, Ltd.	7/30/2015	1,726	14.76
BCM Select Equity I Master, Ltd.	7/30/2015	1,680	14.85
Managed Account	7/30/2015	30,488	14.86
Managed Account	7/30/2015	1,143	14.76
Managed Account	7/30/2015	1,112	14.85
Managed Account	7/30/2015	29,011	14.86
Managed Account	7/30/2015	1,087	14.76
Managed Account	7/30/2015	1,058	14.85
Managed Account	7/30/2015	29,011	14.86
Managed Account	7/30/2015	1,087	14.76
Managed Account	7/30/2015	1,058	14.85
Basswood Enhanced Long Short Fund, LP	7/31/2015	85,749	15.06
Basswood Enhanced Long Short Fund, LP	7/31/2015	19,131	14.95

Entity	Trade Date	Shares Purchased (Sold)	Price
Basswood Financial Fund, Inc.	7/31/2015	836	15.06
Basswood Financial Fund, Inc.	7/31/2015	1,204	15.06
Basswood Financial Fund, Inc.	7/31/2015	186	14.95
Basswood Financial Fund, Inc.	7/31/2015	268	14.95
Basswood Financial Fund, LP	7/31/2015	4,762	15.06
Basswood Financial Fund, LP	7/31/2015	1,062	14.95
Basswood Financial Long Only Fund, LP	7/31/2015	1,060	15.06
Basswood Financial Long Only Fund, LP	7/31/2015	236	14.95
Basswood Financial Long Only Fund, LP	7/31/2015	287	15.06
Basswood Financial Long Only Fund, LP	7/31/2015	64	14.95
Basswood Opportunity Fund, Inc.	7/31/2015	7,220	15.06
Basswood Opportunity Fund, Inc.	7/31/2015	1,610	14.95
Basswood Opportunity Partners, LP	7/31/2015	10,165	15.06
Basswood Opportunity Partners, LP	7/31/2015	2,268	14.95
BCM Select Equity I Master, Ltd.	7/31/2015	94,346	15.06
BCM Select Equity I Master, Ltd.	7/31/2015	21,054	14.95
Managed Account	7/31/2015	58,741	15.06
Managed Account	7/31/2015	13,105	14.95
Managed Account	7/31/2015	58,977	15.06
Managed Account	7/31/2015	58,977	15.06
Managed Account	7/31/2015	13,158	14.95
Managed Account	7/31/2015	13,158	14.95

Entity	Trade Date	Shares Purchased(Sold)	Price
Basswood Enhanced Long Short Fund, LP	8/3/2015	129,304	15.23
Basswood Enhanced Long Short Fund, LP	8/3/2015	66,256	15.14
Basswood Financial Fund, Inc.	8/3/2015	5,873	15.23
Basswood Financial Fund, Inc.	8/3/2015	1,967	15.23
Basswood Financial Fund, Inc.	8/3/2015	3,009	15.14
Basswood Financial Fund, Inc.	8/3/2015	1,007	15.14
Basswood Financial Fund, LP	8/3/2015	8,038	15.23
Basswood Financial Fund, LP	8/3/2015	4,118	15.14
Basswood Financial Long Only Fund, LP	8/3/2015	6,989	15.23
Basswood Financial Long Only Fund, LP	8/3/2015	3,581	15.14
Basswood Financial Long Only Fund, LP	8/3/2015	488	15.23
Basswood Financial Long Only Fund, LP	8/3/2015	250	15.14
Basswood Opportunity Fund, Inc.	8/3/2015	12,654	15.23
Basswood Opportunity Fund, Inc.	8/3/2015	6,484	15.14
Basswood Opportunity Partners, LP	8/3/2015	17,007	15.23
Basswood Opportunity Partners, LP	8/3/2015	8,714	15.14
BCM Select Equity I Master, Ltd.	8/3/2015	174,777	15.23
BCM Select Equity I Master, Ltd.	8/3/2015	89,561	15.14
Managed Account	8/3/2015	103,992	15.23
Managed Account	8/3/2015	53,286	15.14
Managed Account	8/3/2015	109,323	15.23
Managed Account	8/3/2015	109,323	15.23
Managed Account	8/3/2015	56,017	15.14
Managed Account	8/3/2015	56,017	15.14

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2015	BASSWOOD CAPITAL MANAGEMENT, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 3, 2015	BASSWOOD PARTNERS, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 3, 2015	BASSWOOD ENHANCED LONG SHORT GP, LLC

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 3, 2015	BASSWOOD ENHANCED LONG SHORT FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 3, 2015	BASSWOOD FINANCIAL FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 3, 2015	BASSWOOD FINANCIAL LONG ONLY FUND, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 3, 2015	BASSWOOD FINANCIAL FUND, INC.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 3, 2015	Basswood Opportunity Partners, LP
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 3, 2015	Basswood Opportunity Fund, Inc.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 3, 2015	BOULEVARD DIRECT MASTER, LTD.
By: Basswood Capital Management, L.L.C.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 3, 2015	BCM SELECT EQUITY I MASTER, LTD.

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: August 3, 2015	1994 GARDEN STATE, LP

By: /s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: General Partner

Dated: August 3, 2015	/s/ Matthew Lindenbaum
Matthew Lindenbaum

Dated: August 3, 2015	/s/ Bennett Lindenbaum
Bennett Lindenbaum